Date:    October 26, 2010

Ms. Stepheni Bouvet
Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:	iTrackr Systems, Inc.
Comments on Registration Statement on Form S-1
Filed April 23, 2010
File No. 333-166275

Please find enclosed our responses to your comments faxed to us on July 17, 2010 concerning our Registration Statement on Form S-1/A.  Please feel free to contact Todd Pitcher at 760-798-4938 (phone), 760-798-1889 (fax) or tpitcher@aspirecleantech.com if you have any questions or require further information. We have filed our amended S-1 as of this morning.

Cordially,

Todd M. Pitcher

iTrackr Responses to SEC Comments on Registration Statement on Form S-1/A filed on June 23, 2010

General – We have updated our filing to include the financial statements and footnotes of iTrackr   Systems, Inc. as of September 30, 2010.  In addition, we have updated our Controls and Procedures disclosure on page 20 as a result of our restated financials for the year ending December 31, 2009 and quarters ending March 31, 2010 and June 30, 2010.

1. General, Page 30  – We have included in Part I of our prospectus under Legal Proceedings reference to Note J of our June 2010 financial statement footnotes concerning the legal settlement with Marc Falcone.

2. Cover Page – We have made removed the statement that we “plan to have our shares listed on the OTCBB” and have replaced that statement to read:

While we seek to have our shares quoted on the OTCBB there is no assurance that our shares will be approved for listing on the OTCBB or any other listing service or exchange.

3. Cover Page – We have deleted the following sentences in their entirety:

The Selling Stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

4. Cover Page – We have removed the following sentences in the fourth paragraph:

Our common stock is not listed on any national securities exchange, the NASDAQ stock market or the Over the Counter Bulletin Board. There is no assurance that our securities will ever become qualified for quotation on the OTC Bulletin Board. There is no assurance that the selling shareholders will sell their shares or that a market for our shares will develop even if our shares are quoted on the OTC Bulletin Board.

5. The Offering, Page 2 – We have updated our prospectus to clarify the “issued debt conversion” clearly states that these are shares that were issued upon debt conversion.  We have also added a footnote to this section to describe in more detail the how many and when shares were issued and their related conversion price as follows:

(1)	9,215,054 of a total 11,083,002 shares of common stock issued upon the conversion of debt is being offered under this prospectus:

a.	5,526,192 shares of common stock were issued on August 21, 2007 in exchange for $110,524 of principle and interest converted at an exercise price of $0.02 per share.
b.	985,169 shares of common stock were issued on August 21, 2007 in exchange for $98,517 of principle and interest converted at an exercise price of $0.10 per share.
c.	729,052 shares of common stock were issued on August 21, 2007 in exchange for $182,263 of principle and interest converted at an exercise price of $0.25 per share.
d.	1,386,322 shares of common stock were issued on April 28, 2010 in exchange for $270,000 of principle and interest converted at an exercise price of $0.195 per share.
e.	121,332 shares of common stock were issued on July 30, 2010 in exchange for $42,466 of principle and interest converted at an exercise price of $0.35 per share.
f.	2,334,935 shares of common stock were issued on April 28, 2010 in exchange for $1,167,468 of principle and interest converted at an exercise price of $0.50 per share.

6. The Offering, Page 2 – We have revised our disclosure throughout the filing to disclose the number of shares outstanding, 19,629,893, as of the date of this filing.

7. Risk Factors, Page 9 – We have corrected the conflicting and incorrect statement in the Risk Factor to state the following:

Mr. Rizzo beneficially owns approximately 32.5% of our issued and outstanding common stock

This has also been corrected in the disclosure in the Selling Shareholder table.

8. Risk Factors, Page 6 – The technology systems and third party content that we depend upon are general in nature, and pertain to the Internet in general. Our business is an online business and as such, if the Internet goes down, if a third party service provider goes down such as an ISP or Internet host, our business will be materially and negatively impacted. We believe that this is clear within the context of the risk factor as it is stated.

Furthermore, we do have a key agreement with Saveology, which we filed in our first amended S-1 for your review. At present Saveology represents nearly 100% of our current business. Item 601(b)(10)(ii) (A)-(D) of Regulation S-K states that if a reporting company’s business is substantially dependent on a contract, that contract will be considered material and must be reported. This would include any contract pursuant to which the reporting company sells the major part of its products or purchases the major part of its requirements of goods, services or raw materials. Similarly, reporting companies must report any franchise or license agreement involving a patent, formula, trade secret, process or trade name upon which the reporting company’s business is dependent to a material extent.

We have included the following language and disclosure to this risk factor:

Our agreement with Saveology is a material contract, and presently represents 100% of our current business. Our business would be materially and negatively impacted if our services agreement with Saveology were terminated (See “Saveology Agreement” in Business section below).

In the Business section, we have added the following:

Saveology Agreement

iTrackr has entered into an agreement with Saveology which presently represents 100% of our current business. Key terms and conditions of this contract are:

•
iTrackr Systems will license certain hosted “Click2Chat software as a service” and provide all other services, data importI export, monitoring, support, backup and recovery, change management. technology upgrades, and training necessary for Saveology's productive use of such software (the "Services"),

•	the Services are offered on a non-exclusive basis
•
ITrackr shall not enter into any subcontracts for the performance of the Services, or assign or transfer any of its rights or obligations under this Agreement, without Saveology's prior written consent and any attempt to do so shall be void and without further effect. Saveology's consent to lTrackr's right to subcontract any of the Services shall not relieve ITrackr of any of its duties or obligations under this Agreement, and ITrackr shall indemnify and hold Saveology harmless from any payment required to be paid to any such subcontractors.

•	Saveology may, upon written notice, request increases or decreases to the scope of the Services
•
The initial term of the agreement is 12 months and following the initial term, the agreement  will automatically renew for successive one-year terms (each, a "Renewal Term") until such time as Saveology provides ITrackr with written notice of termination.

9.  Market and Industry Data, Page 12  –  We provided you with sources to each and every set of market data which you requested previously. Because it would not be economical, we did not purchase the reports in their entirety and relied on key highlights from the report to support our commentary. We have provided you with relevant source information for the industry reports we sited. For your convenience, we refer herein to our response to prior comment 12:

“12. Market and Industry Data, Page 19 – With respect to third party statements/market data in our registration statement we have made updates and the following changes, with corresponding source citations:

Page 21:

Our business and technology was created first and foremost with the individual consumer, and the consumer’s “interests” in mind. More than ever, consumers are challenged with issues of time and convenience in fulfilling their purchases. This factor has been one of the primary catalysts for the growth of online shopping which addresses both of these constraints directly. But the fact is, that online commerce remains less than 5% of total retail, according to the Q1 2010 Census Bureau of the Department of Commerce Report and is forecast to only reach about 8% of total retail by 2014, according to Forrester Research. Tracking and utilizing the expressed interests of our users allows us to maintain our relevance to the consumer and to provide information that keeps them engaged with our Community.

Sources:
•	Q110 Census Bureau of the Department of Commerce Report (http://www.census.gov/retail/mrts/www/data/html/10Q1.html)
•	Forrester Research - US Online Retail Forecast, 2009 To 2014
(http://www.forrester.com/rb/Research/us_online_retail_forecast%2C_2009_to_2014/q/id/56551/t/2)

In the next paragraph, we removed the sentence:

The vast majority of consumers are committed to fulfilling their shopping purchases at brick-and-mortar locations. This creates another significant inconvenience, or “pain”, for the consumer – namely, the need to find the product they are looking for in stock and in their area now. We believe that the best solution, or resolution, for the consumer’s need is to help them mitigate and eliminate altogether the hassle of locating stores that have the products they want in stock and to provide them with an opportunity to secure that in-stock product with an immediate purchase. We leverage the power and ubiquitous nature of the Internet and mobile marketplace to provide this intelligence to the consumer in an on-demand, real-time capability. ~~After all, while less than 10% of consumers will execute a purchase online, almost 90% of them are researching online.~~ We simplify the process in a turnkey fashion and with immediate resolution.

Later on the same page we removed the sentence:

Substantiating “return-on-investment remains the biggest challenge for marketing firms catering to online advertisers. Much of the problem online advertiser’s face is related to the measurement tools currently available and the data which is ultimately produced from those tools. Additionally, it is also difficult to determine the quality of placement and the impact of advertising amongst the online audience at a particular destination. ~~The vast majority of advertising dollars being spent is concentrated on a surprisingly few online destinations.~~

On page 23 we removed this paragraph:

~~With more than a quarter of online consumers submitting a rating or review of a product or service contributing to a discussion board, an increasing number of brands are beginning to use user generated content to engage with customers, while social networking sites that employ UCGP are demonstrating growth in site traffic and membership numbers.~~

On page 24, we made the following changes/updates:

Despite the current state of the U.S. economy, online sales are still strong. In a ~~February 2009~~ March 2010 forecast, Forrester Research, Inc. projected that online sales will increase by 11.4% in 2010, reaching $~~156~~ 172.9 billion by year’s end., ~~and that affluent shoppers (defined as consumers with household incomes of at least $75,000 per year), who account for more than half of online retail spending, will continue to shift a significant portion of their purchases to the Web channel.~~

Source:

•	Forrester Research - US Online Retail Forecast, 2009 To 2014
(http://www.forrester.com/rb/Research/us_online_retail_forecast%2C_2009_to_2014/q/id/56551/t/2)

On page 24, we removed the following paragraph:

~~Forrester also forecasts online banking adoption will continue its upward trajectory. According to Forrester’s figures, by 2011 the number of U.S. consumers who bank online will grow by 55%, representing 76% of online households.~~

On page 24, we made the following changes/updates:

Online advertising continues to grow, with search engine-based marketing leading the way. We believe the shift from television, print, radio and other traditional media may accelerate in a recessionary environment largely because Web-based media is more measurable, interactive, targeted and relevant. ~~eMarketer, in an article published in December 2008, predicts that search engine-based marketing will grow 15% to $12 billion in 2009, while overall online advertising will grow 9% to $26 billion. This compares to the total U.S. advertising market for 2009, which Barclays Capital Media predicts will decline by 10% to $251 billion.~~ comScore reports that “the total worldwide search market boasted more than 131 billion searches conducted by people age 15 or older from home and work locations in December 2009, representing a 46-percent increase in the past year. This number represents more than 4 billion searches per day, 175 million per hour, and 2.9 million per minute.”

Source:

•	comScore: (http://www.comscore.com/Press_Events/Press_Releases/2010/1/Global_Search_Market_Grows_46_Percent_in_2009)

In the paragraph immediately following we added the following paragraph:

Nielsen wire reports that “estimated online advertising spending on the top social network and blogging sites increased 119 percent, from approximately $49 million in August 2008 to approximately $108 million in August 2009 – all despite a recession. Share of estimated spend on these sites has doubled, from 7 percent of online ad spend in 2008 to 15 percent in 2009.”

Source:

•	Nielsenwire: (http://blog.nielsen.com/nielsenwire/online_mobile/social-networking-and-blog-sites-capture-more-internet-time-and-advertisinga/)

Our source for the following paragraph:

Social technologies continue to grow substantially in 2009. Forrester Research reports that now more than four in five US online adults use social media at least once a month, and half participate in social networks like Facebook, which estimates to have 300 million active users, of whom half log in on any given day, and of which more than 65 million users access through mobile devices.

…is:

•	Forrester, “The Broad Reach of Social Technologies” (http://www.forrester.com/rb/Research/broad_reach_of_social_technologies/q/id/55132/t/2)

Our source for the following paragraph:

By the year 2013, 43% of global mobile internet users (607.5 million people worldwide) will be accessing social networks from their mobile devices, according to eMarketer, which characterizes mobile and social as still-emerging channels that are each helping drive the adoption of the other. In the US, mobile social networkers will total 56.2 million by 2013, and will account for nearly half (45%) of the mobile internet user population.

Is:

•	eMarketer, “Mobile Plus Social Equals Opportunity” (http://www2.emarketer.com/Article.aspx?R=1007373)

Our source for the following paragraph:

Mobile data services (e.g. text messaging, ringtones, wallpaper) have become a hundred billion dollar business worldwide. ABI Research estimates that between 2008 and 2014, the total market for mobile messaging will grow at a CAGR of nearly 8 percent, increasing from $132 billion in 2008 to $208 billion by 2014.

Is:

•	ABI, “SMS Growth and New Applications Will Shake Up SMSC Competition” (http://www.abiresearch.com/press/1505-SMS+Growth+and+New+Applications+Will+Shake+Up+SMSC+Competition)

We removed the following paragraph:

~~According to a recent CTIA survey, text messaging continues to be enormously popular, with more than one trillion text messages carried on carriers’ networks in 2008—breaking down to more than 3.5 billion messages per day. That’s almost triple the number from 2007, when 363 billion text messages were transmitted. Wireless subscribers are also sending more pictures and other multi-media messages with their mobile devices, with 15 billion MMS messages reported for 2008, up from 6 billion the year before.~~

In the following paragraph we made the following updates/changes:

Facebook has garnered ~~200~~ more than 400 million users worldwide and My Space reportedly has more than ~~100~~ 110 million users. These numbers are impressive for building social networking destinations, but the business behind these offerings still relies on revenue primarily derived from online advertising. According to comScore, Americans received 1 trillion display ads impressions online in Q1 2010, while Facebook led all online publishers with 176 billion. ~~Facebook has reported to investors that it could generate revenues as high as $500 million in 2009, after generating between $280 and $300 million in 2008.~~ iTrackr competes with these, and other larger and more established social networking sites for users, but we believe we are well positioned to excel at per subscriber revenue generation given our multi-channel approach to revenue generation. The major difference between iTrackr and sites like Facebook or MySpace is that they offer blogs and pictures, and we focus on consumers and merchandising.

Sources:

•	Facebook user stats come from Facebook website
•
Myspace user states come from ComScore “MySpace had 119.6 million unique visitors worldwide in January 2010, down 7.4 percent year-over-year (though up from its November low of 108.1 million), according to ComScore.” (http://www.reuters.com/article/idUSTRE6290I220100310)

•	comScore press release “Americans Received 1 Trillion Display Ads in Q1 2010 as Online Advertising Market Rebounds from 2009 Recession”
(http://www.comscore.com/Press_Events/Press_Releases/2010/5/Americans_Received_1_Trillion_Display_Ads_in_Q1_2010_as_Online_Advertising_Market_Rebounds_from_2009_Recession)

10. MD&A, Recent Events, Page 13 – We updated our disclosures to articulate the date, January 12, 2010, on which Ms. Gosfrand submitted her resignation and the date on which Messrs. Uhl, Baesler and Rizzo were appointed to the Company’s board of directors:

In addition, pursuant to the Plan of Merger Agreement, on January 12, 2010 Stella Gostfrand submitted her resignation as an officer and director of the Company, and also on January 12, 2010 Michael Uhl, Dave Baesler and John Rizzo were appointed to serve as members of the board of directors of the Company, all of which will be effective following the expiration of the ten day period following the mailing of the information statement required by Rule 14f-1 under the Exchange Act. Upon the consummation of the Reverse Merger, pm January 12, 2010 Ramesh Anand was appointed to serve as Chief Operating of the Company, and Mr. Rizzo was appointed to serve as Chief Executive Officer and Chief Financial Officer of the Company.

11. MD&A, Liquidity and Capital Resources, Page 18 – We have updated our prospectus to disclose as of the prospectus date the number of months our currently available cash resources will fund under our Liquidity and Capital Resources and risk factors (Page 3) disclosures.

12. MD&A, Liquidity and Capital Resources, Page 18 – We do not presently have any plans to pursue acquisitions and/or business combinations. We provided the following disclosure:

In addition to covering our operating expenses, we may require additional cash resources due to changing business conditions or other future developments, including any acquisitions we may decide to pursue. At present, the Company does not have any proposed business combination, agreements, the consummation of which is probable.

Because we do not have any plans at present to pursue acquisitions and/or business combinations, we do not believe discussion in the MD&A section about plans with respect to future acquisitions is material to understanding our financial condition.

13. The Board of Directors and Committees, Page 31 – We have clarified that upon the effectiveness of this registration, our board will consist of three directors. Our board of directors currently consists of three directors.

14. Director Qualifications, Page 30 – We added the following language to our Directors Bios to better comply with Item 401(e):

Michael Uhl was first elected to the Board of Directors in March, 2007. Mr. Uhl has served as regional VP of HelmsBriscoe since 2005. He previously served as Executive VP of Sales and Marketing at Caesar’s Entertainment, wherein he directed convention and travel industry sales for Bally’s Paris, Flamingo, Caesar’s Palace and the Las Vegas Hilton since 2001 to 2005. Mr. Uhl has also held Director of Sales positions with Walt Disney World Swan & Dolphin and New York Hilton & Towers. Mr. Uhl holds a BBA from Hofstra University. In terms of specific experience, qualifications and attributes that Mr. Uhl brings to the Company, and led to our determination to appoint him as director, Mr. Uhl has substantial sales and marketing experience, as demonstrated in positions held with Caesar’s Entertainment, Walt Disney World Swan & Dolphin and New York Hilton & Towers. Our business requires strategic sales and marketing leadership in the development and execution of our business plan.

David Baesler was first elected to the Board of Directors in November, 2007. Since 2000, Mr. Baesler has served VP of Sales for the wireless division of Kyocera Sanyo, and prior to that, since 1998 to 2000 as its VP/General Manager. In addition to Kyocera Sanyo, Mr. Baesler has held executive positions at several leading consumer electronics companies, including Executive VP of Brother International; Group VP of Toshiba North America’s Consumer Products Division; Senior VP of Pioneer Corporation’s Video Division; and VP of Sales for Pioneer Electronics. Mr. Baesler served as an officer in the US Army and holds a degree in mathematics and economics from North Dakota State University. In terms of specific experience, qualifications and attributes that Mr. Baesler brings to the Company, and led to our determination to appoint him as director, Mr. Baesler has substantial experience in developing strategic sales channels, and in business development. Our business requires strategic sales advisory and oversight, as well as advisory and oversight contributions that Mr. Baesler can offer  in the development and execution of our business plan.

In addition, we have updated our disclosure to include a bio of our recently hired Chief Technology Officer as follows:

Mihir Sevak has served as iTrackr’s CTO since April 1, 2010.  Mr. Sevak currently also serves a CEO and founder of Mediathena, Inc. since January 2009.  Prior to that, from 2003 through 2008, Mr. Sevak has held various technical positions, including Embeded Linux Consultant for Data Protection Solution from January 2009 through August 2009, Sr. Software Engineer for Sezmi Corporation from January 2008 through December 2008, Assistant CTO for Safemedia Corporation from November 2005 through December 2007, Software Developer for Operating Systems Support, Inc. from December 2004 through November 2005 and Software Engineer for Motorola, Inc. from December 2003 through December 2004.  Mr. Sevak has a Bachelors degree in computer engineering from Florida Atlantic University.

15. Board Committees and Independence, Page 33 - We have identified those directors deemed independent under the independence standards discussed in Item 407(a)(1)(ii) of Regulation S-K:

Our board of directors has determined that it currently has two members who qualify as “independent” as the term is used in Item 407 of Regulation S-K as promulgated by the SEC and as that term is defined under NASDAQ Rule 4200(a)(15). The independent directors are Michael Uhl and David Baesler.

16.  Section 16(a) Beneficial Ownership Reporting Compliance, Page 45 – We have removed the disclosure pursuant to Item 405 of Regulation S-K on page 45.

17. Compensation Discussion and Analysis, Page 34 – We have added further disclosure, consistent with our response to prior comment 24, which pertains to the primary considerations undertaken by the board when establishing Mr. Rizzo’s salary:

The primary considerations the Board undertook when establishing Mr. Rizzo’s salary were the amount of responsibilities that he has been accountable for, in addition to the fact that he founded the company. These responsibilities include: business development, oversight of operations, Chairman of the Board, financing and capitalization initiatives and sales and marketing. Essentially, Mr. Rizzo has performed all of these tasks since the inception of the business, enabling the company to maintain a reduced headcount while in development stages.

18. Selling Stockholders, Page 41 – We have added the following disclosures pursuant to Item 507 of Regulation S-K:

(1)	Mr. Archer was a founding member and employee of iTrackr, Inc.
(2)	Mr. Rizzo is a founding member, current President, CEO and Chairman of the Company. Olivia Nicole Rizzo and Mia Rachel Rizzo are relatives of Mr. Rizzo.
(6)	Mr. Moran is a consultant to the Company.
(7)	Ms. Moran is a consultant to the Company.
(11)	Ms. Rizzo is married to Mr. Rizzo, the founder, President, CEO and Chairman of the Company.
(12)	Mr. Sintas as an employee of the Company.
(13)	Mr. Van Winkle was an employee of the Company.
(14)	Mr. Smith was an employee of the Company.
(15)	Mr. MacDougall was an employee of the Company.
(69)	Mr. Falcone was an employee of the Company.’
(73)	Mr. Gostfrand is married to a former executive officer of Must Haves, Inc.
(89)	Ms. Maurant is a consultant to the Company.
(90)	Mr. Pitcher is a consultant to the Company.
(91)	Mr. Frere is a consultant to the Company.
(94)	Mr. Uhl is a director of the Company.
(96)	Mr. Baesler is a director of the Company.
(97)	Mr. Ramesh is an officer of the Company.

19. Selling Stockholders, Page 44 – We have included the terms of our debt transactions as footnotes to the Selling Stockholders table and notated the footnote number in the Selling Stockholders table next to the appropriate name.  Further, the total indicated debt conversion shares under “Selling Stockholders” is 9,215,054 and this number agrees to page 2 of our prospectus.

20. Selling Stockholders, Page 37 – The 75,000 shares being registered of the 150,000 shares issued does relate to the shares described in Note F to the December 31, 2009 financial statements on page F-31.  The shares were issued for professional services performed in 2009.  There were no performance contingencies at the time of the award and the shares fully earned in 2009.  Said shares were issued in full (i.e., 150,000 shares) on April 28, 2010.  The value of these shares was increased to $75,000 from $7,500 or an additional $67,000 to reflect a value of $0.50 per share as a result of our re audit.  The revised amount is reflected in our restated financial statements for the year ended December 31, 2009 and carried forward through our 2010 quarter 1 and quarter 2 restatements as well.

21. Selling Stockholders, Page 37 – The 1,853,309 shares does relate to the 3,721,257 shares converted in October 2009 as described in Note F to our December 31, 2009 financial statement footnotes.  We have updated our prospectus to include the date of issuance of said shares in Note F on page F-31.  This update is also included in our 3nd quarter financial statement footnotes under Note F on page F-12.  In addition we have added the following to our prospectus under Management’s Discussion and Analysis, Liquidity and Capital Resources on page 19:

During the year ended December 31, 2008, iTrackr Systems, Inc.:

•	Issued 214,025 shares of restricted common stock in exchange for services valued at $107,013.
•	Received gross proceeds of $968,750 from promissory notes and repaid $85,750 of promissory notes.

During the year ended December 31, 2009, iTrackr Systems, Inc.:

•	Issued 150,000 shares of restricted common stock in exchange for services valued at $75,000.

•	Converted $1,300,000 of principle and $137,467 of accrued interest into 3,721,257 shares of restricted common stock.
•	Received gross proceeds of $333,312 from promissory notes.

During the nine months ended September 30, 2010, iTrackr Systems, Inc.:

•	Received $50,000 in exchange for the issuance of 166,666 shares of restricted common stock.
•	Received $50,000 upon the exercise of warrants to purchase 166,666 shares of restricted common stock.
•	Received $50,000 in exchange for a warrant to purchase 1,000,000 shares of common stock.
•	Converted $42,000 of principle and $466 of accrued interest into 121,332 shares of restricted common stock.
•	Received gross proceeds of $98,000 from promissory notes.
•	Issued 360,000 shares of restricted common stock valued at $108,000 to settle a legal dispute with Marc Falcone.
•	Issued 101,000 shares of restricted common stock to settle accounts payable valued at $32,000.
•	Issued 350,000 shares of restricted common stock in exchange for services valued at 105,000.

22. Related Party Transactions, Page 46 – We have removed reference to “audit committee” and have replaced that with “Board of Directors” to correct any suggestion that we have a separate standing audit committee.

23. Other, Page 46 – We have filed the note between iTrackr Systems Inc. and Bluewater Advisors as Exhibit 10.6 pursuant to Item 601 (b)(10)(i) and (ii)(A) of Regulation S-K.

24. Description of Capital Stock, Page 47 – We have updated our prospectus to include the information required by Item 202 of Regulation S-K.

25. Plan of Distribution, Page 49 – We gave revised our disclosure to state that selling stockholders may offer their shares in transactions at $0.25 per share until such time as a market develops and thereafter at prevailing market prices or privately negotiated prices.

26. Financial Statements, Page F-1 – F-4 – We have updated our interim financial statements to indicate those periods that are unaudited.

27.  Note H, Warrants, Page F-13 –ASC 480-10-30-3 states “Forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash shall be measured initially at fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges”.  EITF 00-19, paragraph 8 and 9 require the warrants to be measured at fair value and recorded to equity if the security is physically settled.  Accordingly, we have revised our financial statements to reclassify the $50,000 warrant fee (balance sheet credit amount) as a reduction to stock compensation expense (Credit to the income statement).  In addition, all of our warrants are classified as equity since they all require physical settlement with no performance contingencies or provisions for net-cash settlement.

28.  Recent Sales of Unregistered Securities, Page II-3 – We have updated our prospectus to disclose whether or not individuals were accredited by adding the following at the end of our listing under Item 15:

All funds received from the sale of our shares were used for working capital purposes.

All shares bear a legend restricting their disposition.

The foregoing securities may not be offered or sold in the United States unless registered under the Act, or pursuant to an exemption from registration.

The shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act.  Each investor took his securities for investment purposes without a view to distribution and had access to information concerning us and our business prospects, as required by the Securities Act.  In addition, there was no general solicitation or advertising for the purchase of our shares.  Our securities were sold only to an accredited investor, as defined in the Securities Act with whom we had a direct personal preexisting relationship, and after a thorough discussion.  Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

Each purchaser was provided with access to our filings with the SEC, including the following:

•           Our annual report to stockholders for the most recent fiscal year, the definitive proxy statement filed in connection with that annual report, and, if requested by the purchaser in writing, a copy of our most recent Form 10-K/A under the Exchange Act.

•           The information contained in an annual report on Form 10-K under the Exchange Act.

•           The information contained in any reports or documents required to be filed by iTrackr Systems under sections 13(a), 14(a), 14(c), and 15(d) of the Exchange Act since the distribution or filing of the reports specified above.

A brief description of the securities being offered, the use of the proceeds from the offering, and any material changes in iTrackr Systems’ affairs that are not disclosed in the documents furnished.

29. Exhibits Index, Page II-6 – We have filed our legal opinion as Exhibit 23.2.

30. Exhibits Index, Page II-6 – We have filed the Saveology Agreement as Exhibit 10.5 to our S-1/A filed on August 17, 2010.

31. Exhibits Index, Page II-6– We have filed Exhibits 4 with our amended registration statement filed on August 17, 2010.   We have filed exhibit 23 and 23.2 with this amendment.

32. Exhibits Index, Page II-6 – The articles and bylaws only changed to reflect name change to Itrackr Systems, Inc.

33. Exhibits Index, Page II-6 – The only subsidiary is iTrackr, Inc.